UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

SCHEDULE 13D
CUSIP No.		Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,284,860
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,284,860

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,284,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,808
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,808

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,304,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,304,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,304,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 5 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,304,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,304,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,304,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 6 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,304,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,304,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,304,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 7 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 17,304,668
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 17,304,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,304,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.72%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

This Amendment No. 11 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020, Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the Securities and Exchange Commission on October 19, 2020, Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed with the Securities and Exchange Commission on February 23, 2022 and Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed with the Securities and Exchange Commission on July 6, 2023 with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Fund Xb Delaware”), whose principal business is to invest in securities;

3)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

4)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with OCM Growth, Fund Xb Delaware, and OCG, the “Oaktree Entities”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

5)	Brookfield Corporation, an Ontario corporation (“BN”), as the indirect owner of the Class A units of OCG, in its capacity as such; and

6)	BAM Partners Trust, a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of BN.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Oaktree Entities and Covered Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of BAM Partners Trust and Brookfield Corporation is Brookfield Place, Suite 300, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

Since the filing of Amendment No. 10, OCM Growth and Fund Xb Delaware entered into an underwriting agreement, dated as of November 13, 2023 by and among the Issuer, OCM Growth, Fund Xb Delaware, and Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and UBS Securities LLC, as representatives of the several underwriters named in Schedule A thereto, pursuant to which OCM Growth and Fund Xb Delaware agreed to sell an aggregate of 3,750,000 shares of the Issuer’s Common Stock in an underwritten secondary offering and to grant the underwriters an option to purchase up to an additional 562,500 shares of the Issuer’s Common Stock at a purchase price of $12.0576 per share. Closing of the sale of the Issuer’s Common Stock pursuant to such underwriting agreement is anticipated to close on November 16, 2023.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

OCM Growth directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

Fund Xb Delaware directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

OCG, in its capacity as the indirect manager of OCM Growth and Fund Xb Delaware, may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth and Fund Xb Delaware.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware.

BN, in its capacity as the indirect owner of class A units of OCG, may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of BN, has the ability to appoint and remove certain directors of BN and, as such, may indirectly control the decisions of BN regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore BAM Partners Trust may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth and Fund Xb Delaware, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth and Fund Xb Delaware.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c), (d) and (e)

Not applicable.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.1(1)-	Subscription Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.2(2)-	Additional Member Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit LLC.

Exhibit 99.3(3)-	Operating Agreement of GSV Growth Credit LLC dated December 15, 2016.

Exhibit 99.4(4)-	Proxy dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc .

Exhibit 99.5(5)-	Stockholder Agreement dated December 15, 2015 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.6(6)-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., dated December 14, 2016, setting forth the terms of its common stock.

Exhibit 99.7(7)-	Agreement Required for Joint Filing by Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.8(7)-	10b5-1 Purchase Plan agreement, dated as of November 30, 2021, by and between OCM Growth and JPM.

(1)	Incorporated by reference to Exhibit 99.1 of our Schedule 13D filed with the Commission on December 28, 2016.
(2)	Incorporated by reference to Exhibit 99.2 of our Schedule 13D filed with the Commission on December 28, 2016.
(3)	Incorporated by reference to Exhibit 99.3 of our Schedule 13D filed with the Commission on December 28, 2016.
(4)	Incorporated by reference to Exhibit 99.4 of our Schedule 13D filed with the Commission on December 28, 2016.
(5)	Incorporated by reference to Exhibit 99.5 of our Schedule 13D filed with the Commission on December 28, 2016.
(6)	Incorporated by reference to Exhibit 99.6 of our Schedule 13D filed with the Commission on December 28, 2016.
(7)	Incorporated by reference to Exhibit 99.7 of our Schedule 13D filed with the Commission on February 23, 2022.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 16, 2023

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND XB HOLDINGS (DELAWARE), L.P.

Oaktree Fund GP, LLC Manager

Oaktree Fund GP I, L.P. Managing Member

/s/ Henry Orren
Henry Orren
Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

Annex A – Covered Persons

Each of the individuals identified in this Annex A disclaim beneficial ownership over the Common Stock reported herein.

Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co- Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin B. Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Chief Administrative Officer and General Counsel for Brookfield Asset Management Ltd.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Mama C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Brookfield Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Fl Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Fl New York, NY 10281-1023, U.S.A.	Chair of Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

Nicholas H. Goodman, President and Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	President and Chief Financial Officer, Brookfield Corporation	United Kingdom

BAM Class B Partners Inc. as Trustees of BAM Partners Trust

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 100, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.-	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director – Legal & Regulatory of Brookfield Asset Management	Canada

Brookfield Asset Management Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Carney, Director and Head of Transition Investing	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chair of the Board and Head of Transition Investing	Canada

Satish Rai, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Olivia (Liv) Garfield, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive, Severn Trent PLC	United Kingdom

Nili Gilbert, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Vice-Chair, Carbon Direct LLC	U.S.A.

Keith Johnson, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Senior Managing Director, Sequoia Heritage	U.S.A.

Allison Kirkby, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	President and Chief Executive Officer, Telia Company AB	United Kingdom

Diana Noble, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Founder, Kirkos Partners	United Kingdom

Bruce Flatt, Director, Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Brian W. Kingston, Director, Managing Partner, Chief Executive Officer of Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer of Real Estate	Canada

Cyrus Madon, Director, Managing Partner, Chief Executive Officer of Private Equity	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity	Canada

Samuel J.B. Pollock, Director, Managing Partner, Chief Executive Officer of Infrastructure	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Infrastructure	Canada

Bahir Manios, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	Canada

Connor Teskey, Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner, President and Chief Executive Officer of Renewable Power & Transition	Canada

Craig Noble, Managing Partner, Chief Executive Officer of Alternative Investments	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Alternative Investments	Canada